UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice-President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Warren M. Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, Québec H3B 3V2 (514) 397-3000	Jason J. Comerford, Esq. Osler, Hoskin & Harcourt LLP 620 8th Avenue, 36th Floor New York, New York 10036 (212)867-5800
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☒	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,477,681(1)	$819(2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$819	Filing Party:	7293411 Canada Inc.

Form or Registration No.:	Schedule TO-T	Date Filed:	March 31, 2010

This Schedule 13E-3 Transaction Statement (this “Transaction Statement”) is filed with the Securities and Exchange Commission on behalf Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, and relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO filed by the Offeror, Richard Yanofsky and the Company with the Securities and Exchange Commission (“SEC”) on March 31, 2010 (as amended from time to time, the “Schedule TO”), to purchase all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase, dated March 31, 2010 (the “Offer to Purchase”) that is incorporated by reference into the Schedule TO. This Transaction Statement is being filed on behalf of the Company separately from the Schedule TO filed on March 31, 2010 so as to clarify that the Company is a filing person for the purposes of Schedule 13E-3 only, and not Schedule TO.
The Offer to Purchase and the related Letter of Transmittal together with any amendments or supplements thereto constitute the “Offer”. Copies of the Offer to Purchase and the Letter of Transmittal are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Transaction Statement and as exhibits to the Schedule TO and are being furnished to the Company’s shareholders.
On March 31, 2010, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) with the SEC in response to the Schedule TO, including the Directors’ Circular, which is attached hereto as Exhibit (a)(2)(A) (the “Directors’ Circular”). The information set forth in the Schedule 14D-9, including all exhibits and amendments thereto, is incorporated herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Schedule 14D-9 and the exhibits thereto.
The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3. All information contained in this Transaction Statement concerning the Company, the Offeror and Richard Yanofsky has been provided by such person and not by any other person.

Item 1.	Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.
(a) The Company, Optimal Group Inc., is the subject company. The information set forth in the section of the Offer to Purchase entitled “Circular — Section 2 — Optimal” is incorporated herein by reference.
(b) and (c) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 12 — Information Concerning the Shares” is incorporated herein by reference.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 13 — Dividends and Dividend Policy” is incorporated herein by reference.
(e) Not applicable.
(f) Not applicable.

Item 3.	Identity and Background of Filing Person.
(a) through (c) Optimal Group Inc., the subject company, is the filing person. The information set forth in Annex A hereto and in the section of the Offer to Purchase entitled “Circular — Section 2 — Optimal” is incorporated herein by reference.

Item 4.	Terms of the Transaction.
(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

(c) Not applicable.
(d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 18 — Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 9 — Arrangements, Agreements or Understandings” is incorporated herein by reference.
(f) Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 4 — Agreements Relating to the Offer” and in the section of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
(c) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 4 — Agreements Relating to the Offer” and in the section of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 4 — Agreements Relating to the Offer” is incorporated herein by reference.

Item 6.	Purposes of Transaction and Plans or Proposals.
(b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 6 — Purpose of the Offer and the Offeror’s Plans for Optimal” is incorporated herein by reference.
(c)(1) through (7) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 6 — Purpose of the Offer and the Offeror’s Plans for Optimal” and “Circular — Section 18 — Acquisition of Shares Not Tendered in the Offer” is incorporated herein by reference.
(c)(8) The information set forth in the sections of the Offer to Purchase entitled “Circular — Section 12 — Information Concerning the Shares” and “Circular — Section 19 — Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.
(a) through (c) The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(d) The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” and in the sections of the Offer to Purchase entitled “Circular — Section 19 — Effect of the Offer on the Market for the Listing of Shares and Status as a Reporting Issuer,” “Circular — Section 20 — Certain Canadian Federal Income Tax Considerations” and “Circular — Section 21 — Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.
(a) and (b) The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(c) The Offer is not conditioned on receiving the approval of a majority of unaffiliated shareholders of the Company. The information set forth in the section of the Offer to Purchase entitled “The Offer — Section 4 — Conditions of the Offer” is incorporated herein by reference.

(d) The information set forth in the section of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
(e) The Offer has been approved by a majority of the directors of the Company who are not employees of the Company. The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(f) The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee” and “Recommendation of the Board of Directors” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.
(a) and (b) The Company has received a report, opinion or appraisal from an outside party that is materially related to the Offer. The information set forth in the sections of the Directors’ Circular entitled “Background to the Offer,” “Recommendation of the Special Committee,” “Recommendation of the Board of Directors,” “Summary of Valuation and Fairness Opinion,” and “Schedule ‘A’ Fairness Opinion” is incorporated herein by reference.
(c) The information set forth in the sections of the Directors’ Circular entitled “Summary of Valuation and Fairness Opinion,” and “Schedule ‘A’ Fairness Opinion” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.
(a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 11 — Source of Funds” is incorporated herein by reference.
(c) The information set forth in Annex B hereto and in the section of the Offer to Purchase entitled “Circular — Section 24 — Expenses of the Offer” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 1 — The Offeror” is incorporated herein by reference.
The information set forth in the section of the Directors’ Circular entitled “Ownership of Securities of Optimal” is incorporated herein by reference.
(b) Not applicable.

Item 12.	The Solicitation or Recommendation.
(d) and (e) The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee,” “Recommendation of the Board of Directors” and “Intentions with Respect to the Offer” is incorporated herein by reference.

Item 13.	Financial Statements.
(a)(1) and (2) The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.
(3) The information set forth in Annex C hereto is incorporated herein by reference.

(4) The information set forth in Annex C hereto is incorporated herein by reference.
(b) Not material.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Circular — Section 24 — Expenses of the Offer” is incorporated herein by reference.

Item 15.	Additional Information.
(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 16.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(a)(2)(A)	Directors’ Circular, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9 filed by the Company on March 31, 2010).
(a)(2)(B)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010).
(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).
(b)(2)
Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(c)(1)
Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company dated March 16, 2010 (incorporated by reference to Exhibit (c)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(c)(2)
Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to Exhibit (c)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(d)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010).

Exhibit No.	Description
(d)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010).
(d)(3)
Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010).

(d)(4)
Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(f)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to Exhibit (f)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(g)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.
/s/ Gary S. Wechsler
By:	Gary S. Wechsler
Title:	Treasurer and Chief Financial Officer

Date:  April 6, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(a)(2)(A)	Directors’ Circular, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9 filed by the Company on March 31, 2010).
(a)(2)(B)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010).
(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010).
(b)(2)
Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(c)(1)
Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company dated March 16, 2010 (incorporated by reference to Exhibit (c)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(c)(2)
Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to Exhibit (c)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(d)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010).
(d)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010).
(d)(3)
Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010).

(d)(4)
Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).

(f)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to Exhibit (f)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010).
(g)	Not applicable.

ANNEX A
Directors and Executive Officers of Optimal
     Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Optimal. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each executive officer of Optimal has been employed in such position or in other executive or management positions with Optimal for at least five years. Unless otherwise noted, each person identified below is a Canadian citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Optimal is Optimal Group Inc., 3500 de Maisonneuve Blvd. West, Suite 800, Montréal, Québec, H3Z 3C1, telephone number is (514) 738- 8885.

Material Positions
Name	Principle Occupation	Held During the Last Five Years
Neil S. Wechsler,* 43	Co-Chairman and Chief Executive Officer Optimal	Mr. Wechsler has been an executive officer of Optimal since June 1995 and held other positions within Optimal since 1994.

Holden L. Ostrin,* 50	Co-Chairman Optimal	Mr. Ostrin has been an executive officer of Optimal since June 1996.

Henry M. Karp,* 55	Director	Mr. Karp was the President and Chief Operating Officer of Optimal from June 1999 through December 2005.

James S. Gertler,* 43 United States citizen	Managing member of Independent Outdoor Advertising, LLC	Mr. Gertler is a managing member of Independent Outdoor Advertising, LLC, an outdoor media company in the United States and is a principal of the general partner of Signal International, an offshore rig repair, maintenance, upgrade and conversion company in the Gulf of Mexico.

Thomas D. Murphy,* 56 United States citizen	President Peak Tech Consulting	Mr. Murphy is the President of Peak Tech Consulting, a firm that specializes in information technology management and related benefit realization.

Jonathan J. Ginns,* 45 United States citizen	Managing Partner ACON Investments	Mr. Ginns has been Managing Partner of ACON Investments, a Washington, D.C.-based private equity investment firm since 1996. Since 2004, he has served as a director of Mariner Energy, Inc.

Tommy Boman,* 71 United States citizen	Former Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America	Mr. Boman served as a director of Terra Payments Inc. from March 2003 until April 2004. Prior to 1998, Mr. Boman was Vice-Chairman of IMS International and President and Chief Executive Officer of IMS America, a market research company for the pharmaceutical and healthcare industries.

Gary S. Wechsler, C.A., 52	Treasurer and Chief Financial Officer Optimal	Mr. Wechsler, has been Treasurer and Chief Financial Officer of Optimal since May 1994.

O. Bradley McKenna, C.A., 60	Vice-President, Administration and Human Resources Optimal Group Inc.	Mr. McKenna, has been the Vice-President, Administration and Human Resources of Optimal since June 1999 and held other positions within Optimal since 1994.

*	denotes Director of Optimal.

ANNEX B
The following is an estimate of the fees and expenses to be incurred by Optimal:

Financial Advisory Fees and Expenses	$450,000
Legal Fees and Expenses	550,000
Printing, Filing and Mailing Costs	15,000
Miscellaneous	75,000

Total	$1,090,000

ANNEX C
Certain Financial Information of Optimal
Ratio of earnings to fixed charges
2008: -167.52
2009: -137.91
Book Value Per Share
$4.22